EXHIBIT 99.1

TAMCO FINANCIAL STATEMENTS

Exhibit 99.1 is the TAMCO Financial Statements as of November 30, 2008, and for each of the three years in the period ended November 30, 2008 and Report of Independent Registered Public Accounting Firm.

TAMCO
Financial Statements
November 30, 2008, 2007 and 2006

TAMCO
Index
November 30, 2008, 2007 and 2006

Page(s)
Report of Independent Auditors	4
Financial Statements
Balance Sheets	5
Statements of Income and Comprehensive Income	6
Statements of Shareholders’ Equity	7
Statements of Cash Flows	8
Notes to Financial Statements	9–21

Report of Independent Auditors

To the Board of Directors and Shareholders of

TAMCO

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of TAMCO at November 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three fiscal years in the period ended November 30, 2008, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, as of December 1, 2007, and disclosed the use of fair value measures for recognition and disclosure purposes in the fiscal year ended November 30, 2008.  In accordance with Financial Accounting Standards Board (FASB) Staff Position FAS 157-2, Effective Date of FASB Statement No. 157, the Company deferred the adoption of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.  Also, as discussed in Note 5 to the financial statements, the Company adopted the balance sheet recognition provisions and the disclosure provisions of SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, as of November 30, 2007, and changed the manner in which it accounts for its defined benefit pension plans in the fiscal year ended November 30, 2007.

/s/ PricewaterhouseCoopers LLP
Orange County, California
February 26, 2009

TAMCO
Balance Sheets
November 30, 2008 and 2007

(in thousands, except share amounts)	2008	2007

Assets
Current assets
Cash	$3	$3
Trade receivables, net of allowances of $80 and $80
in 2008 and 2007, respectively	2,953	9,090
Due from shareholders	46	1,000
Other receivables	1,330	74
Inventories	46,311	65,100
Deferred income taxes (Note 6)	2,392	3,640
Income tax refund receivable (Note 6)	10,062	-
Prepaid expenses and tooling	1,071	1,260
Total current assets	64,168	80,167
Property, plant and equipment
Land	1,191	1,191
Processing facilities and equipment	105,570	102,273
Construction in process	11,227	1,899
Total property, plant and equipment	117,988	105,363
Less: Accumulated depreciation and amortization	(77,365)	(72,634)
Property, plant and equipment, net	40,623	32,729
Other assets (Note 1)	7,355	7,486
Total assets	$112,146	$120,382
Liabilities and Shareholders' Equity
Current liabilities
Borrowings under line of credit (Note 4)	$47,200	$47,400
Trade payables	4,256	11,054
Other accrued liabilities	7,235	8,693
Total current liabilities	58,691	67,147
Long-term liabilities
Other long-term liabilities (Notes 1 and 5)	4,608	4,111
Deferred income taxes (Note 6)	4,247	4,029
Total long-term liabilities	8,855	8,140
Commitments and contingencies (Note 7)
Shareholders' equity
Common stock, $100 par value; 220,000 shares authorized,
issued and outstanding	19,482	19,482
Retained earnings	29,167	27,905
Accumulated other comprehensive loss	(4,049)	(2,292)
Total shareholders' equity	44,600	45,095
Total liabilities and shareholders' equity	$112,146	$120,382

The accompanying notes are an integral part of these financial statements.

TAMCO
Statements of Income and Comprehensive Income
Years Ended November 30, 2008, 2007 and 2006

(in thousands)	2008	2007	2006

Revenue
Gross sales	$368,605	$270,336	$275,091
Cash discounts allowed	(2,648)	(2,128)	(2,055)
Total revenue	365,957	268,208	273,036
Cost of sales	300,493	196,392	206,180
Lower of cost or market adjustment	9,842	-	-
Loading and freight	5,695	5,322	5,520
Total costs of sales	316,030	201,714	211,700
Gross profit	49,927	66,494	61,336
General and administrative expenses	8,913	9,131	8,332
Income from operations	41,014	57,363	53,004
Other expenses (income), net
Interest	1,713	1,541	1,164
Other	1,824	(785)	(255)
Total other expenses	3,537	756	909
Income before provision for income taxes	37,477	56,607	52,095
Provision for income taxes (Note 6)	(14,600)	(22,570)	(21,536)
Net income	22,877	34,037	30,559
Other comprehensive income (loss)
Defined benefit pension plans
Minimum pension liability adjustment	-	1,856	1,505
Net pension loss during period	(2,812)	-	-
Amortization of prior service costs included in net
periodic pension cost	6	6	6
Total defined benefit pension plans	(2,806)	1,862	1,511
Unrealized loss on investments	(32)	-	-
Total other comprehensive (loss) income, before tax	(2,838)	1,862	1,511
Benefit (provision) for income taxes related to
other comprehensive income	1,081	(904)	(616)
Total other comprehensive income, net of tax	(1,757)	958	895
Comprehensive income	$21,120	$34,995	$31,454

The accompanying notes are an integral part of these financial statements.

TAMCO
Statements of Shareholders’ Equity
Years Ended November 30, 2008, 2007 and 2006

(in thousands, except shares)

				Accumulated Other
				Comprehensive Loss,
	Common Stock		Retained	Net of Tax
	Shares	Amount	Earnings	Pension	Other	Total

Balances at November 30, 2005	220,000	$19,482	$26,900	$(3,087)	$-	$43,295
Net income	-	-	30,559	-		30,559
Minimum pension liability adjustment	-	-	-	895	-	895
Dividends to shareholders	-	-	(30,008)	-	-	(30,008)
Balances at November 30, 2006	220,000	19,482	27,451	(2,192)	-	44,741
Net income	-	-	34,037	-		34,037
Minimum pension liability adjustment	-	-	-	958	-	958
Adoption of SFAS 158	-	-	-	(1,058)	-	(1,058)
Dividends to shareholders	-	-	(33,583)	-	-	(33,583)
Balances at November 30, 2007	220,000	19,482	27,905	(2,292)	-	45,095
Net income	-	-	22,877	-		22,877
Net pension loss during period	-	-	-	(1,738)	-	(1,738)
Unrealized loss on investments	-	-	-	-	(19)	(19)
Dividends to shareholders	-	-	(21,615)	-	-	(21,615)
Balances at November 30, 2008	220,000	$19,482	$29,167	$(4,030)	$(19)	$44,600

The accompanying notes are an integral part of these financial statements.

TAMCO
Statements of Cash Flows
Years Ended November 30, 2008, 2007 and 2006

(in thousands)	2008	2007	2006

Cash flows from operating activities
Net income	$22,877	$34,037	$30,559
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	4,984	4,378	4,426
Lower of cost or market adjustment	9,842	-	-
Deferred income tax expense	2,671	397	10
Loss (profit) on sale/abandonment of property, plant and equipment	49	(1)	187
Changes in operating assets and liabilities
Receivables	5,835	3,246	(2,741)
Inventories	8,947	(18,268)	4,359
Other current assets	(9,873)	(316)	147
Other assets	131	(6,158)	(1,312)
Trade payables	(6,798)	(2,286)	(4,584)
Other accrued liabilities	(1,458)	(401)	4,613
Other liabilities	(2,465)	(461)	(745)
Total adjustments	11,865	(19,870)	4,360
Net cash provided by operating activities	34,742	14,167	34,919
Cash flows from investing activities
Acquisition of property, plant and equipment	(12,933)	(4,246)	(9,500)
Sale of property, plant and equipment	6	1	50
Net cash used in investing activities	(12,927)	(4,245)	(9,450)
Cash flows from financing activities
Net borrowings on line of credit	(200)	23,400	4,800
Dividends paid to shareholders	(21,615)	(33,583)	(30,008)
Net cash used in financing activities	(21,815)	(10,183)	(25,208)
Net (decrease) increase in cash	-	(261)	261
Cash
Beginning of year	3	264	3
End of year	$3	$3	$264
Supplemental disclosure of cash flow information
Cash paid during the year for
Interest	$1,587	$1,568	$1,114
Income taxes, net of refunds	$21,720	$23,125	$21,400

The accompanying notes are an integral part of these financial statements.

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

1. Summary of Significant Accounting Policies

Organization and Business
TAMCO (the "Company"), a California corporation, was formed in 1974 and is owned by Ameron International Corporation (“Ameron”) (a 50%, shareholder), Mitsui & Co. (U.S.A.), Inc. (a 25% shareholder) and Tokyo Steel Mfg. Co., Ltd. (a 25% shareholder).  TAMCO’s operations consist of the manufacture and sale of steel reinforcing bar.  The Company sells product within California, Nevada and Arizona.

Fiscal Year-End
The Company’s fiscal year ends on the Sunday nearest November 30.  The actual fiscal year end for 2008, 2007 and 2006 was November 30, December 2 and December 3, respectively.  For clarity of presentation, the financial statements refer to the year-end as November 30 for all years.

Revenue Recognition
Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) the sales price is fixed or determinable, (3) collectability is reasonably assured and (4) products have been shipped and the customer has taken ownership and assumed risk of loss.  A substantial portion of the Company’s product sales are on FOB shipping point terms where product title passes to the customer at the time it is shipped from the Company’s premises.  Products sales on FOB destination terms are not recognized until delivered to the customer.

Shipping and Handling Costs
Shipping and handling costs typically are charged to customers and are included within sales.  Shipping and handling costs charged to customers were $3,344,000, $3,230,000 and $3,481,000 in 2008, 2007 and 2006, respectively.

Other Expenses (Income)
Other expenses (income) on the statements of income and comprehensive income primarily consist of rental income and interest expense, predominantly relating to the line of credit in place.  In addition, in fiscal 2008, the Company charged off $2,486,000 in costs related to the cancellation of capital projects.

Income Taxes
The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using the enacted tax laws.  Valuation allowances are established, when necessary, to reduce deferred tax assets that are not expected to be realized.

Inventories
Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method.  Inventories consisted of the following at November 30 (in thousands):

	2008	2007

Rebar	$28,779	$37,082
Billets	6,886	10,736
Scrap metal	1,235	7,924
Supplies and spare parts	9,411	9,358
	$46,311	$65,100

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

The Company currently buys its scrap metal at market prices.  Due to the nature of this commodity market, the Company is vulnerable to price changes due to shifts in supply and demand.  These changes in raw material prices may not necessarily be passed on to the end users and, therefore, could impact operating results.

Due to a significant decline in steel prices in the fiscal fourth quarter of 2008, the Company wrote down its inventories by $9,842,000 in a lower of cost or market adjustment.

Property, Plant and Equipment
Items capitalized as property, plant and equipment, including improvements to existing facilities, are recorded at cost.  Construction in process represents capital expenditures incurred for assets not yet placed in service.

Depreciation is computed using the straight-line method based on estimated useful lives of the assets.  Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.  Useful lives are as follows:

Processing facilities	20 to 25 years
Equipment	3 to 25 years

Depreciation expense was $4,984,000, $4,378,000 and $4,426,000 for fiscal years ended 2008, 2007 and 2006, respectively.

Other Assets
The Company emits nitrogen oxides ("NOx") as part of its manufacturing process.  The Company is allocated a certain amount of NOx emissions credits each year at no cost.  If this allocation is not adequate, the Company may purchase additional NOx emissions credits on the open market at prevailing prices.  The Company purchases these credits and records the book value in Other assets, and then amortizes the costs of the credits using a straight-line method over the allocated emission period, which is typically one year.  During 2008, 2007 and 2006, the Company purchased $0, $5,800,000 and $750,000 respectively, in perpetual NOx credits that have an infinite life.  These credits are not available for use until July 2011 and have been recorded at cost within other assets.  The Company intends to amortize these credits over an estimated useful life of 15 years beginning in 2011.

Other Long-Term Liabilities
Other long-term liabilities consist of the noncurrent portions of pension liabilities and workers’ compensation liabilities.

Dividends
The Company declared dividends on all outstanding common stock during fiscal 2008 as follows:

(per share)

February 13, 2008	$5.00
May 20, 2008	$41.00
August 19, 2008	$52.25

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

Concentration of Credit Risk and Major Customers
Financial instruments that subject the Company to credit risk consist primarily of accounts receivable.  The Company performs ongoing credit evaluations of its customers and provides for estimated credit losses.  Two customers each accounted for greater than 10% of total net sales for the year ended November 30, 2008.  Two customers accounted for approximately 40% of total net sales for the years ended November 30, 2008 and 2007.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48").  FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes.  Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods.  On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-3, which defers adoption of SFAS No. 109 for most nonpublic enterprises to fiscal years beginning after December 15, 2008.  The Company, pursuant to this FSP, has elected to defer its application until the fiscal year beginning December 1, 2009.  The Company's policy for evaluating uncertain tax positions prior to the adoption of FIN 48 has been to provide for income taxes based on positions taken on the Company's tax return with valuation allowances established for uncertain positions based on the guidance established by SFAS No. 5, Accounting for Contingencies.  Management does not expect the adoption of FIN 48 to have a material effect on the financial condition or the results of operations of the Company.

On December 30, 2008, the FASB issued FSP FAS 132(R)-1 amending SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits ("SFAS No. 132(R)"), to provide guidance on an employer’s disclosure about plan assets of a defined benefit pension or postretirement plan.  FSP FAS 132(R)-1 also includes a technical amendment to SFAS No. 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented.  FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009.  Upon initial application, the provisions of FSP FAS 132(R)-1 are not required for earlier periods that are presented for comparative purposes.  Earlier application of the provisions of FSP FAS 132(R)-1 is permitted.  The technical amendment to SFAS No. 132(R) is effective upon issuance of FSP FAS 132(R)-1.  The Company is currently evaluating the impact of FSP FAS 132(R)-1 on its financial statements.

2. Fair Value Measurements

On December 1, 2007, the Company adopted SFAS No. 157, Fair Value Measurements.  SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles.  In accordance with FASB Staff Position FAS 157-2, Effective Date of FASB Statement No. 157, the Company deferred the adoption of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

The carrying value of cash, accounts receivable, trade payables and borrowings under the line of credit approximates the fair value due to their short-term maturities.

For recognition purposes, on a recurring basis, the Company measures available for sale investments at fair value.  Investments, which are recorded in other assets, had an aggregate fair value of $223,000 at November 30, 2008.  The fair value of these investments is determined using quoted market prices in active markets.  Changes to the fair value of these investments have been immaterial.

On a nonrecurring basis, the Company is required to use fair value measures when measuring plan assets of the Company’s pension plans.  The fair value of pension plan assets was $26,063,000 at August 31, 2008.  These assets are valued in highly liquid markets.

Additionally, on a nonrecurring basis, the Company uses fair value measures when analyzing asset impairment.  Long-lived tangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If it is determined such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization periods, their carrying values are reduced to estimated fair value.  Estimated fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

SFAS No. 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	quoted market prices in active markets for identical assets and liabilities.

Level 2:	observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3:	unobservable inputs that are not corroborated by market data.

Assets and liabilities measured at fair value on a recurring basis include the following as of November 30, 2008:

	Fair Value Measurements at
	November 30, 2008 Using
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable	Total
	Markets	Inputs	Inputs	Carrying
(in thousands)	(Level 1)	(Level 2)	(Level 3)	Value

Cash	$3	$-	$-	$3
Investments	223	-	-	223
Borrowings under line of credit	47,200	-	-	47,200

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

3. Related Party Transactions

During 1992, the Company entered into a lease agreement with Ameron for certain land, buildings, structures and other improvements.  The lease was originally a ten-year lease agreement and was renewable for a ten-year period.  The lease was renewed on November 1, 2002 and is set to expire on October 31, 2012.  The lease also contains a purchase option equal to the fair market value of the leased assets at the end of the initial lease term or at the end of the related renewal period.  Total lease charges were $511,000, $448,000 and $448,000 in the fiscal years ended 2008, 2007 and 2006, respectively.

In November 2004, Ameron began leasing four acres from the Company on a month-to-month basis.  Total lease income was $67,000, $65,000 and $62,000 in 2008, 2007 and 2006, respectively.

The Company sold finished goods to certain shareholders for approximately $30,177,000, $35,208,000 and $38,801,000, or 8.2%, 13.1% and 14.2% of net sales, during fiscal years ended 2008, 2007 and 2006, respectively.

The Company pays for certain utility costs and charges Ameron for Ameron's share.  During fiscal years ended 2008, 2007 and 2006, Ameron reimbursed the Company approximately $607,000, $582,000 and $800,000, respectively, for Ameron's share of such costs.

Amounts due from related parties (shareholders) to the Company total $46,000, $1,000,000 and $808,000 as of November 30, 2008, 2007 and 2006, respectively.

The Company currently insures for workers compensation through an affiliate of Mitsui & Co. (U.S.A.), Inc.

4. Business Loan Agreement

The Company has, under a business loan agreement (the “Agreement”) with Bank of America, N.A., a $60,000,000 credit facility for advances with a $15,000,000 sub facility for letters of credit.  Additionally, under the terms of the Agreement, the Company has a foreign exchange sub facility for $3,000,000.  The Agreement was renewed on October 26, 2005, with an expiration date of August 31, 2008.  On August 24, 2007, the Agreement was amended to increase the facility from $40,000,000 to $60,000,000.  Prior to November 30, 2008, the Agreement was amended to extend the expiration date to January 1, 2009.  Subsequent to November 30, 2008, the Agreement was amended again to extend the expiration date to March 1, 2009 (Note 8).  The interest rate on borrowings is based on specified margins over or under certain money market rates (ranging from 3.50% to 7.00% for fiscal 2008).  All amounts under the Agreement are collateralized by substantially all of the Company’s assets.  As of November 30, 2008 and 2007, the Company had an outstanding balance on the line of credit of $47,200,000 and $47,400,000, respectively, under the Agreement.  Additionally, at November 30, 2008 and 2007, the Company had outstanding letters of credit of $2,970,000 and $2,970,000, respectively, under the Agreement.

Under the Agreement, the Company is required to comply with, among other things, the maintenance of certain covenants relating to debt and cash flow.  The terms of the agreement also contain restrictions on mergers and acquisitions, dispositions of assets, incurring debt (other than from shareholders) and, except as otherwise provided for, the distribution or collateralization of assets.  As of November 2008, the Company was in compliance with these debt covenants.

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

5. Pension and 401(k) Retirement Plans

The Company has two defined benefit plans covering substantially all of its employees.  The plan covering hourly employees provides pension benefits that are based on a flat-dollar benefit (as defined in the plan) per month based on years of service and a one-time payment of $4,500 to active employees upon retirement.  The salaried plan is a step-rate plan, which provides for an amount equal to 1.35% of final average pay up to covered compensation, plus 1.95% of final average pay in excess of this covered compensation, times years of service (not to exceed 30 years).

The Company’s funding policy generally is to contribute annually at least the minimum amount that can be deducted for federal income tax purposes while ensuring that the requirements of applicable provisions and regulations are met.  Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The Company’s pension plans are accounted for based on various assumptions and discount rates as described below.  The actuarial assumptions used could change in the near term due to changes in expected future trends and other factors, which, depending on the nature of the changes, could cause increases or decrease in the liabilities accrued.

During the fiscal year ended November 30, 2007, the Company adopted the balance sheet recognition provisions and the disclosure provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.  SFAS No. 158 requires employers to recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their balance sheet and recognize as a component of other comprehensive loss, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs.  SFAS No. 158 also requires employers to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position.  The measurement date provisions of SFAS No. 158 will be effective for fiscal years ending after December 15, 2008.  The Company is currently evaluating the impact of the measurement date provisions of SFAS No. 158 on its financial statements.

The effects of adopting the recognition provisions of SFAS No. 158 on the Company’s balance sheet as of November 30, 2007 are presented in the following table (in thousands).

	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported at November 30, 2007

Prepaid pension cost	$621	$(621)	$-
Accrued pension cost	(936)	(1,107)	(2,043)
Intangible pension assets	32	(32)	-
Deferred income tax pension asset	818	702	1,520
Accumulated other comprehensive loss	1,234	1,058	2,292

Included in accumulated other comprehensive income of approximately $6,620,000 ($4,030,000 net of tax) at November 30, 2008 are unrecognized actuarial losses of approximately $6,593,000 and prior service costs of approximately $27,000 that have not yet been recognized in net periodic pension cost.  Of this amount, the Company expects to recognize approximately $1,263,000 ($758,000 net of tax) in net periodic pension cost during the fiscal year ended November 30, 2009.

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

Pension cost for fiscal years ended 2008, 2007 and 2006 was approximately $354,000, $713,000 and $1,018,000, respectively, which includes amortization of prior service costs over periods ranging from 15 to 30 years.

Components of net periodic pension cost for the years ended November 30, 2008, 2007 and 2006 were as follows (in thousands):

	2008		2007		2006
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Components of net periodic
pension cost
Service cost	$385	$388	$391	$425	$436	$533
Interest cost	890	955	860	899	774	827
Expected return on market-related value of plan assets	(1,119)	(1,217)	(974)	(1,122)	(893)	(1,080)
Amortization of unrecognized prior service cost	-	6	-	6	-	3
Amortization of accumulated losses	22	44	133	95	232	186
Net periodic pension cost	$178	$176	$410	$303	$549	$469

The projected benefit obligation was determined based on employee data as of August 31, 2008, 2007 and 2006.

The weighted average assumptions used to determine net periodic pension cost for the years ended November 30, 2008, 2007 and 2006 were as follows:

	2008		2007		2006
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Discount rate	6.25%	6.25%	6.125%	6.125%	5.50%	5.50%
Rate of increase in compensation levels	3.75%	N/A	3.75%	N/A	3.75%	N/A
Expected long-term rate of return on plan assets	8.50%	8.50%	8.50%	8.50%	8.50%	8.50%

The assumed discount rate represents the market rate for long-term corporate high quality corporate bonds.  The assumed expected rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting of a mixture of equities and debt investments.  When determining the expected return on plan assets, the Company considers long-term rates of return on asset classes (both historical and forecasted) in which the Company expects the pension funds to be invested.

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

Components of the change in projected benefit obligation, change in plan assets and funded status of the pension plans for the years ended November 30, 2008, 2007 and 2006 are as follows (in thousands):

	2008		2007		2006
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Change in projected benefit obligation
Projected benefit obligation, beginning of year	$14,627	$15,720	$14,363	$15,018	$14,305	$15,316
Service cost	385	388	391	425	436	533
Interest cost	890	955	860	898	774	827
Plan amendments	-	-	-	-	-	26
Actuarial (gain) loss	(819)	(978)	(514)	118	(660)	(1,037)
Benefits paid	(536)	(866)	(473)	(739)	(492)	(647)
Projected benefit obligation, end of year	$14,547	$15,219	$14,627	$15,720	$14,363	$15,018

Change in plan assets
Fair value of plan assets, beginning of year	$13,557	$14,748	$11,781	$13,533	$10,747	$12,984
Actual return on plan assets	(1,168)	(1,172)	1,515	1,726	781	929
Employer contribution	300	1,200	806	310	811	355
Administrative expenses	-	-	(72)	(82)	(66)	(88)
Benefits paid	(536)	(866)	(473)	(739)	(492)	(647)
Fair value of plan assets, end of year	$12,153	$13,910	$13,557	$14,748	$11,781	$13,533

Funded status
Deficiency of plan assets over projected benefit obligations	$(2,394)	$(1,309)	$(1,070)	$(973)	$(2,583)	$(1,484)
Unrecognized actuarial loss	-	-	-	-	2,808	2,589
Unrecognized prior benefit service cost	-	-	-	-	-	38
Funded status, end of year	$(2,394)	$(1,309)	$(1,070)	$(973)	$225	$1,143

Amounts recognized on the balance sheet consist of
Accrued pension liability	$(2,394)	$(1,309)	$(1,070)	$(973)	$(1,149)	$(1,430)
Pension intangible asset	-	-	-	-	-	38
Accumulated other comprehensive loss	3,138	3,482	1,691	2,122	1,374	2,535
Net amount recognized	$744	$2,173	$621	$1,149	$225	$1,143
Accumulated benefit obligation	$13,210	$15,195	$13,225	$15,683	$12,930	$14,964

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

The assumptions used to determine the projected benefit obligation for the years ended November 30, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Discount rate	7.00%	7.00%	6.25%	6.25%	6.125%	6.125%
Rate of increase in compensation levels	3.75%	N/A	3.75%	N/A	3.75%	N/A

The Company contributed approximately $1,500,000, $1,116,000 and $1,166,000 to the pension plans during the years ended November 30, 2008, 2007 and 2006, respectively.  During the year ending November 30, 2009, the Company expects to contribute $4,300,000 to the pension plans.

In accordance with its investment strategy to obtain long-term growth, the Company's target allocations are established to maintain a mix of 60% to 70% equities, 25% to 35% debt securities, 2% to 8% real estate, and 0% to 5% other investments.  The Company’s pension plan weighted-average asset allocations by asset category are as follows at August 31:

	2008		2007		2006
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Equity securities	70%	68%	73%	73%	72%	72%
Debt securities	28%	26%	25%	25%	24%	24%
Real estate	2%	3%	2%	2%	4%	4%
Other (cash equivalents)	0%	3%	0%	0%	0%	0%
	100%	100%	100%	100%	100%	100%

The Company’s pension plan assets are externally managed by investment managers who are selected by the Company’s Pension Committee.  The Pension Committee selects investment managers using a total return investment approach whereby a mix of equity and debt security investments are used to maximize the long-term rate of return on plan assets.  The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run.  Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and the Company’s financial condition.  The investment portfolio contains a diversified blend of equity and debt security investments.  Furthermore, equity investments are diversified across geography and market capitalization through investments in U.S. large cap stocks, U.S. mid cap, U.S. small cap stocks, and international securities.  Investment risk is measured and monitored on an ongoing basis through annual liability measures, periodic asset/liability studies, and semi-annual investment portfolio reviews.

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid over the next ten years as follows (in thousands):

	Salaried	Hourly
Years ending November 30,
2009	$766	$908
2010	842	972
2011	915	1,013
2012	1,006	1,054
2013	1,135	1,132
2014-2018	8,020	6,303

During October 2008, the Company reduced its hourly work force by approximately 100 employees.  The reduction in labor force resulted in a corresponding reduction in the Company's future pension obligation and therefore was considered a curtailment to the Hourly Pension Plan.  The Company accounted for the curtailment in the Hourly Pension Plan in accordance with SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.  As a result of the curtailment, the Company recognized a curtailment loss of $5,000 in the fiscal year ended November 30, 2008.  Because of the timing of the curtailment and in accordance with SFAS No. 158, changes in the plan assets and pension liabilities arising from the curtailment will be measured at October 31, 2008 and recorded in the Company's fiscal year ending November 30, 2009 as follows (in thousands):

	Before Curtailment	Effect of Curtailment	After Curtailment

Assets and obligations
Projected benefit obligation	$13,739	$(22)	$13,717
Plan assets at fair value	10,534	-	10,534
Funded status	(3,205)	22	(3,183)
Amounts in accumulated other comprehensive income
Net loss	5,278	(22)	5,256
Prior service cost	26	(5)	21
	5,304	(27)	5,277

Accrued pension cost before SFAS No. 158	$(2,099)	$5	$(2,094)

Approximately 1% of the Company’s employees are covered by union-sponsored, collectively bargained, multi-employer pension plans.  The Company contributed $94,000, $84,000 and $75,000 to such plans in fiscal years ended 2008, 2007 and 2006, respectively.  These contributions are determined in accordance with the provisions of a negotiated labor contract.

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

The Company adopted two 401(k) deferred compensation retirement plans effective as of January 1, 1996 for salaried employees and March 1, 1996 for hourly employees.  These plans were merged effective December 31, 2001.  The plan covers substantially all employees who have completed one month of service.  The Company matches 25% of salaried employee contributions up to a maximum of 4% of the employee’s salary and provides for a variable match on an employee’s contribution ranging from 4% to 6% of annual salary.  The variable portion is based upon the Company’s annual return on net assets.  The Company does not match collectively bargained employee contributions.  Under the plan voluntary employee deferred contributions up to 100% of annual compensation may be made, or a maximum not to exceed the Internal Revenue Service limitation.  Such voluntary employee contributions are made through payroll deductions.  The Company expensed $175,000, $126,000 and $115,000 related to the plan during fiscal years ended 2008, 2007 and 2006, respectively.

6. Income Taxes

Deferred income taxes are recorded under the asset and liability method of accounting for income taxes, which requires the recognition of deferred income taxes, based upon the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

The components of the income tax provision for the years ended November 30 (in thousands):

	2008	2007	2006

Current
Federal	$8,968	$17,253	$16,879
State	2,961	4,920	4,647
	11,929	22,173	21,526
Deferred
Federal	2,302	297	(499)
State	369	100	509
	2,671	397	10
	$14,600	$22,570	$21,536

The effective tax rate differs from the US federal statutory tax rate of 35% primarily due to state income taxes, net of federal benefits:

	2008	2007

Provision at the federal statutory rate	35.00%	35.00%
State income taxes, net of federal benefit	5.77%	5.76%
Meals and entertainment	0.10%	0.07%
Fuel tax credit	(0.15)%	(0.06)%
Lobbyist expense	0.04%	0.03%
Section 199 credits	(1.56)%	(0.95)%
Other	(0.24)%	0.02%
	38.96%	39.87%

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

The components of the Company’s deferred tax assets (liabilities) at November 30, 2008 and 2007 are as follows (in thousands):

	2008	2007

Deferred tax asset
Reserve for contingencies	$486	$663
Accrued liabilities	722	1,371
Reserve for inventories	344	650
State taxes	1,239	1,874
Additional pension liability	2,785	1,635
Other	93	28
Deferred tax asset	5,669	6,221
Deferred tax liability
Depreciation	(6,245)	(5,714)
Pension reserve	(1,279)	(896)
Deferred tax liability	(7,524)	(6,610)
	$(1,855)	$(389)

At November 30, 2008, 2007 and 2006, the deferred tax provision reflected in other comprehensive income was $1,081,000, $197,000 and $616,000, respectively.

7. Commitments and Contingences

The Company has a non-cancelable operating lease with Ameron for certain land, buildings, structures and other improvements expiring on October 31, 2012 (Note 3).

Future minimum lease payments on non-cancelable operating leases in effect at November 30, 2008 are as follows (in thousands):

Years ending November 30,
2009	$516
2010	516
2011	516
2012	473
2013	-
$2,021

Total operating lease expense was $511,000, $454,000 and $448,000 for fiscal years ended 2008, 2007 and 2006, respectively.

The Company is involved in various legal matters in the normal course of its business.  Management believes that the ultimate outcome of such matters will not have a material adverse effect on the Company’s results of operations or financial position.

TAMCO
Notes to Financial Statements
November 30, 2008, 2007 and 2006

8. Liquidity and Subsequent Events

At November 30, 2008, the Company had $47,200,000 outstanding to Bank of America under a business loan agreement that expires on March 1, 2009. The Company's forecasted cash position was not adequate to settle the obligations under this business loan agreement at the expiration date. Additionally, the Company's business plan for the fiscal year ending November 30, 2009 is predicated on the Company having access to a working capital line of credit or some other form of financing (e.g., a loan or a capital contribution) to finance its inventory, accounts receivable and other working capital needs.

The Company's plans to address the conditions discussed in the previous paragraph are to obtain additional debt and/or equity financing to enable it to meet its obligations under the business loan agreement when they become due on March 1, 2009 and to finance its ongoing business plan. In this regard, the Company has signed a new business loan agreement (the "New Agreement") with Bank of America that details the terms of a new line of credit.

Under the terms of the New Agreement, Bank of America will extend, at March 1, 2009, a $40,000,000 line of credit with a $15,000,000 letter of credit sub-facility. On May 1, 2009, the line of credit amount will be reduced to $35,000,000. The New Agreement will expire on February 28, 2010.

The New Agreement specifies that the advance of funds to the Company under through the line of credit is subject to certain conditions. One of the conditions requires TAMCO's shareholders contribute $20,000,000 to the Company on or before February 28, 2009. As of February 23, 2009, the Company's shareholders made a capital contribution to TAMCO of $20,000,000 to satisfy the condition of the New Agreement.

The New Agreement specifies certain financial covenants with which the Company must comply.  Also, the terms of the New Agreement prohibit the Company from paying any dividends during the term of the New Agreement. Additionally, the New Agreement contains a material adverse change clause regarding the Company's business condition, operations, properties, prospects and its ability to repay the borrowings under the line of credit.  If a material adverse change occurs, Bank of America may declare default, stop making any additional credit available to the Company, and require the Company to repay its entire debt immediately and without prior notice.